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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                          (Amendment No. __________)*

                            STORMEDIA INCORPORATED
                   ----------------------------------------
                               (Name of Issuer)

                             CLASS A COMMON STOCK
                   ----------------------------------------
                        (Title of Class of Securities)

                                    862221
                          --------------------------
                                (CUSIP Number)

     --------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 May 29, 1998
                          --------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a singed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties tow whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 862221

-----------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prudential Private Equity Investors III, L.P.
-----------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                    (a)
                                                                                    (b)
-----------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
-----------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                             [_]

-----------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION)

      Delaware
-----------------------------------------------------------------------------------------------
NUMBER OF         7          SOLE VOTING POWER
SHARES                       8,989,539 shares of Class A Common Stock/1/
BENEFICIALLY    -------------------------------------------------------------------------------
OWNED BY          8          SHARED VOTING POWER
EACH
REPORTING       -------------------------------------------------------------------------------
PERSON WITH       9          SOLE DISPOSITIVE POWER
                             8,989,539 shares of Class A Common Stock.  See footnote 1.
                -------------------------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,989,539 shares of Class A Common Stock.  See footnote 1.
-----------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         [_]

-----------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.6%
-----------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
===============================================================================================

-----------------

    /1/ The 8,989,539 shares of Class A Common Stock assume the conversion of 162,602 shares of Series A Preferred Stock, convertible on a 10-for-1 basis into Class A Common Stock and a Warrant to purchase 1,626,020 shares of Class A Common Stock.


SEC 1745 (2/92)

CUSIP NO. 862221

-----------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prudential Equity Investors, Inc.
-----------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                    (a)
                                                                                    (b)
-----------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
-----------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                             [_]

-----------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION)

      New York
-----------------------------------------------------------------------------------------------
NUMBER OF         7          SOLE VOTING POWER
SHARES                       8,989,539 shares of Class A Common Stock. See footnote 1.
BENEFICIALLY    -------------------------------------------------------------------------------
OWNED BY          8          SHARED VOTING POWER
EACH
REPORTING       -------------------------------------------------------------------------------
PERSON WITH       9          SOLE DISPOSITIVE POWER
                             8,989,539 shares of Class A Common Stock.  See footnote 1.
                -------------------------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,989,539 shares of Class A Common Stock.  See footnote 1.
-----------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         [_]

-----------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.6%
-----------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
===============================================================================================


SEC 1745 (2/92)

CUSIP NO. 862221

-----------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cornerstone Equity Investors, L.L.C.
-----------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                    (a)
                                                                                    (b)
-----------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
-----------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                             [_]

-----------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION)

      Delaware
-----------------------------------------------------------------------------------------------
NUMBER OF         7          SOLE VOTING POWER
SHARES                       8,989,539 shares of Class A Common Stock. See footnote 1.
BENEFICIALLY    -------------------------------------------------------------------------------
OWNED BY          8          SHARED VOTING POWER
EACH
REPORTING       -------------------------------------------------------------------------------
PERSON WITH       9          SOLE DISPOSITIVE POWER
                             8,989,539 shares of Class A Common Stock.  See footnote 1.
                -------------------------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,989,539 shares of Class A Common Stock.  See footnote 1.
-----------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         [_]

-----------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.6%
-----------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
===============================================================================================


SEC 1745 (2/92)

CUSIP NO. 862221

-----------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Prudential Insurance Company of America
-----------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                    (a)
                                                                                    (b)
-----------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
-----------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                             [_]

-----------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION)

      New Jersey
-----------------------------------------------------------------------------------------------
NUMBER OF         7          SOLE VOTING POWER
SHARES                       8,989,539 shares of Class A Common Stock. See footnote 1.
BENEFICIALLY    -------------------------------------------------------------------------------
OWNED BY          8          SHARED VOTING POWER
EACH
REPORTING       -------------------------------------------------------------------------------
PERSON WITH       9          SOLE DISPOSITIVE POWER
                             8,989,539 shares of Class A Common Stock.  See footnote 1.
                -------------------------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,989,539 shares of Class A Common Stock.  See footnote 1.
-----------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         [_]

-----------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.6%
-----------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
===============================================================================================


SEC 1745 (2/92)

CUSIP NO. 862221

ITEM 1.   SECURITY AND ISSUER
          -------------------

     This statement (this "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of StorMedia Incorporated. (the "Issuer"). The principal executive office of the Issuer is 390 Reed Street, Santa Clara, California, 95050.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     (a) This Statement constitutes the Transaction Statement on Schedule 13D of (i) Prudential Private Equity Investors III, L.P., a Delaware limited partnership ("PPEI"), (ii) Prudential Equity Investors, Inc., a New York corporation and the sole general partner of PPEI ("PEI"), (iii) Cornerstone Equity Investors, L.L.C., a Delaware limited liability company and investment advisor to PEI ("Cornerstone") and (iv) the Prudential Insurance Company of America, a New Jersey corporation ("PIC") (collectively, the "Reporting Persons") with respect to the acquisition by PPEI of certain securities of the Issuer. PEI is an indirect, wholly-owned subsidiary of PIC.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. By its signature on this Statement, each Reporting Person agrees that this statement is filed on behalf of such Reporting Person.

     Certain information required by Item 2 concerning directors and executive officers of PEI, Cornerstone and PIC is set forth on Schedule A hereto, which Schedule A is incorporated herein by reference.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons disclaim that they have agreed to act as a group other than as described in this Statement.

     (b) The address of the principal business office of each Reporting Person is as follows:

          Reporting Person          Address
          ----------------          -------

          PPEI, PEI and             717 Fifth Avenue
          Cornerstone               New York, New York 10022

          PIC                       Prudential Plaza
                                    751 Broad Street
                                    Newark, New Jersey 07102

     (c) PPEI is a limited partnership engaged in the business of venture capital investment. PEI is the sole general partner of PPEI. PEI is a management company and an indirect, wholly-owned



SEC 1745 (2/92)

CUSIP NO. 862221

subsidiary of PIC. Cornerstone is a limited liability company that manages the investments of PPEI with respect to PPEI's ownership of stock of the Issuer. In such capacity it has the power to control the voting and disposition of the shares of Class A Common Stock owned by PPEI. PIC is an insurance company.

     (d) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) PPEI is a Delaware limited partnership. PEI is a New York corporation. Cornerstone is a Delaware limited liability company. PIC is a New Jersey corporation. To the knowledge of PEI, Cornerstone and PIC, each executive officer, member and director of such Reporting Persons is a citizen of the United States, except that Mr. Thomson, a director of PIC, is a citizen of Canada.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     Equity capital of PPEI was provided to PPEI by its general partner and its limited partners for the purpose of acquiring the Series A Preferred Stock and the Stock Purchase Warrant (the "Warrant") of the Issuer reported herein and the 5,737,499 shares of Class A Common Stock therefore acquired by PPEI on May 29, 1998.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

     PPEI acquired and is holding the Issuer's Class A Common Stock, Series A Preferred Stock and Warrant for investment purposes and without the intention of effecting a change in control of the Company. On May 29, 1998, PPEI converted 4,362,001 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and together with the shares of Class A Common held by PPEI prior to the conversion, currently holds 5,737,499 shares of Class A Common Stock of the Issuer. In addition, PPEI acquired Series A Preferred Stock and a Stock Purchase Warrant pursuant to a Securities Purchase Agreement, as defined below. Notwithstanding the foregoing, depending on market conditions, PPEI may choose to acquire additional securities of the Issuer or dispose of some of its securities. None of the Reporting Persons, or to the best knowledge of any of the Reporting Persons, any person identified on Schedule A has any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through



SEC 1745 (2/92)

CUSIP NO. 862221

(j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

     (a) PPEI owns 5,737,499 shares of Class A Common Stock, 162,602 shares of Series A Preferred Stock which is convertible at any time on a 10-for-1 basis into Class A Common Stock of the Issuer, and a Warrant to purchase 1,626,020 shares of Class A Common Stock of the Issuer, subject to adjustment. Upon full conversion of the Preferred Stock and the Warrant at the initial conversion price, PPEI will own 37.6% of the issued and outstanding shares of Class A Common Stock as of May 29, 1998.

     PEI disclaims beneficial ownership of any equity securities of the Issuer other than indirect beneficial ownership through PPEI, of which it is the sole general partner.

     Cornerstone disclaims beneficial ownership of any equity securities of the Issuer but may be deemed to be an indirect beneficial owner of the shares owned by PPEI pursuant to an agreement it entered into with PEI to manage the investments of PPEI.

     PIC disclaims beneficial ownership of any equity securities of the Issuer other than indirect beneficial ownership through PEI, which is a wholly-owned subsidiary of PIC.

     (b) Cornerstone, through its agreement with PEI to act as an investment advisor and manage the investments of PPEI, has the sole direct power to vote and dispose of all shares of Common Stock acquirable upon conversion of the Preferred Stock and the Warrant.

     PEI and PIC do not have sole or shared power to vote, direct the vote, dispose or direct the disposition of any of the Common Stock.

     (c) Except as specified above in (a), none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

     (d)  [Not applicable.]

     (e)  [Not applicable.]

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

     PPEI entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Issuer dated as of May 29, 1998, whereby PPEI purchased 162,602 shares of the Issuer's Series A Preferred Stock and a Warrant to purchase 1,626,020 shares of the Issuer's Class A Common Stock.


SEC 1745 (2/92)

CUSIP NO. 862221


The Preferred Stock is convertible into Class A Common Stock on a 10-for-1 basis at a price of $30.75 per share. The Warrant may be exercised to purchase 1,626,020 shares of Class A Common Stock at a price of $3.075 per share. The holders of Preferred Stock (the "Series A Holders") are entitled to notice of all stockholder meetings. The Series A Holders shall be entitled to vote on all matters submitted to the stockholders for a vote, together with the holders of the Class A Common Stock, voting together as a single class, with each share of Class A Common Stock entitled to one vote per share and each share of Preferred Stock entitled to one vote for each share of Class A Common Stock issuable upon conversion of the Preferred Stock. The foregoing description of the Purchase Agreement is qualified by reference to such Purchase Agreement, a copy of which is filed as Exhibit II hereto and is incorporated herein by reference.

     The Issuer filed a Certificate of Designations of Series A 9% Convertible Preferred Stock ("Certificate of Designations") with the Secretary of State of Delaware on May 29, 1998. The Certificate of Designations sets forth the voting powers, preferences and relative, participating, optional and other special rights of the shares of the Series A Preferred Stock as well as the qualifications and limitations of restrictions thereof. The foregoing description of the Certificate of Designations is qualified by reference to such Certificate of Designations, a copy of which is filed as Exhibit III hereto and is incorporated herein by reference.

     PPEI also entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer dated as of May 29, 1998. The Registration Rights Agreement gives the Reporting Person the right to require the Issuer to register the Class A Common Stock acquirable upon conversion of the Preferred Stock pursuant to the Securities Act of 1933, as amended (the "Securities Act") at any time after June 30, 1998, so long as such request is approved by persons holding at least 50.1% of the Registrable Securities, as defined in the Registration Rights Agreement. The Reporting Person also has the right to require the Issuer to register such shares under certain circumstances when the Issuer otherwise files a registration statement pursuant to the Securities Act. The foregoing description of the Registration Rights Agreement is qualified by reference to such Registration Rights Agreement, a copy of which is filed as Exhibit IV hereto and is incorporated herein by reference.

     The Warrant, dated May 29, 1998, was issued to PPEI by the Issuer to purchase 1,626,020 shares of Class A Common Stock at an exercise price of $3.075 per share. The Warrant is exercisable, in whole or in part, from the date of Issuance until the fifth anniversary of the issuance date, subject to early termination in accordance with Section 2.0 thereof. The foregoing description of the Warrant is qualified by reference to such Warrant, a copy of which is filed as Exhibit V hereto and is incorporated herein by reference.



SEC 1745 (2/92)

CUSIP NO. 862221


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

     Exhibit I -      Joint Filing Agreement, dated June 17, 1998 among
                      Prudential Private Equity Investors III, L.P., Prudential
                      Equity Investors, Inc., Cornerstone Equity Investors,
                      L.L.C. and The Prudential Insurance Company of America.

     Exhibit II -     Securities Purchase Agreement dated May 29, 1998.

     Exhibit III -    Certificate of Designations of Series A 9% Convertible
                      Preferred Stock.

     Exhibit IV -     Amended and Restated Registration Rights Agreement dated
                      May 29, 1998.

     Exhibit V -      Stock Purchase Warrant dated May 29, 1998.


SEC 1745 (2/92)

CUSIP NO. 862221


                                   Signature
                                   ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 17, 1998

                         PRUDENTIAL PRIVATE EQUITY INVESTORS III, L.P.
                         By:  Prudential Equity Investors, Inc.
                         Its: General Partner

                         By: /s/Kevin C. Uebelien
                            ---------------------
                         Name:  Kevin C. Uebelien
                         Title: President


                         PRUDENTIAL EQUITY INVESTORS, INC.

                         By: /s/Kevin C. Uebelien
                            ---------------------
                         Name:  Kevin C. Uebelien
                         Title: President


                         CORNERSTONE EQUITY INVESTORS, L.L.C.

                         By: /s/Mark Rossi
                            ---------------
                         Name:  Mark Rossi
                         Title: Senior Managing Director


                         THE PRUDENTIAL INSURANCE COMPANY OF
                         AMERICA

                         By: /s/Kevin C. Uebelien
                            ---------------------
                         Name:  Kevin C. Uebelien
                         Title: Vice President



SEC 1745 (2/92)

CUSIP NO. 862221

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.                          Exhibit Name                          Page No.
-----------                          ------------                          --------
     I         Joint Filing Agreement, dated as of June 17, 1998, by
               and among Prudential Private Equity Investors III, L.P.,
               Prudential Equity Investors, Inc. and The Prudential
               Insurance Company of America.

     II        Securities Purchase Agreement, dated as of  May 29,
               1998, by and among StorMedia Incorporated and Prudential
               Private Equity Investors III, L.P. and Capital Ventures
               International.

     III       Certificate of Designations of Series A 9% Convertible
               Preferred Stock.

     IV Registration Rights Agreement, dated as of May 29, 1998, by and among StorMedia Incorporated and Prudential
               Private Equity Investors III, L.P.

     V         Stock Purchase Warrant, dated May 29, 1998, issued by
               StorMedia Incorporated to Prudential Private Equity
               Investors III, L.P.


SEC 1745 (2/92)

CUSIP NO. 862221


                                  SCHEDULE A

     Additional information required by Item 2 of Schedule 13D.

     Set forth below is the name and business address of each executive officer or director of PEI and PIC and the members of Cornerstone.

DIRECTORS AND EXECUTIVE OFFICERS OF PRUDENTIAL EQUITY INVESTORS, INC.

     Directors*
     ---------

     Mary Flaherty
     John Strangfeld
     Kevin Uebelein

     Executive Officers*
     ------------------

     Peter Eckert
     Kevin Uebelein

     *The business address of each officer and director listed above is c/o Prudential Equity Investors, Inc., 717 Fifth Avenue, New York 10022. The principal occupation of each officer named above is as an officer of PEI.

   MEMBERS/SENIOR MANAGING DIRECTORS OF CORNERSTONE EQUITY INVESTORS, L.L.C.

     Members*
     -------

     Robert Knox
     Dana O'Brien
     Mark Rossi

     *The business address of each managing director listed above is c/o Cornerstone Equity Investors, L.L.C., 717 Fifth Avenue, New York, NY 10022.
The principal occupation of each member named above is as a managing director of Cornerstone.


SEC 1745 (2/92)

CUSIP NO. 862221


         DIRECTORS AND EXECUTIVE OFFICERS OF THE PRUDENTIAL INSURANCE
                              COMPANY OF AMERICA

DIRECTORS
---------


Name                    Principal Occupation Title    Address
----                    --------------------------    -------
Franklin E. Agnew       Business Consultant           600 Grant Street
                                                      Suite 660
                                                      Pittsburgh, PA  15219

Frederic K. Becker      President                     Wilentz Goldman & Spitzer
                                                      90 Woodbridge Center Drive
                                                      Suite 900
                                                      Woodbridge, NJ 07095

Gilbert Casellas        Partner                       Telecom Group
                                                      Bell Atlantic Corporation
                                                      1717 Pennsylvania Avenue, NW
                                                      Suite 625
                                                      Washington, D.C. 20006

James G. Cullen         President and CEO             Telecom Group
                                                      Bell Atlantic Corporation
                                                      1310 North Court House Road
                                                      11th Floor
                                                      Alexandria, VA 22201

Carolyne K. Davis       Health Care Advisor,          The Prudential Insurance
                        Scholar                       Company of America
                        in Residence, Cornell         Prudential Plaza
                        University                    c/o Carolyn K. Davis
                                                      751 Broad Street
                                                      Newark, NJ  07102-3777


Roger A. Enrico         Chairman and CEO              PepsiCo
                                                      700 Anderson Hill Road
                                                      Purchase, NY  10577


SEC 1745 (2/92)

CUSIP NO. 862221


Name                    Principal Occupation Title    Address
----                    --------------------------    -------
Allan D. Gilmour        Former Vice Chairman,         The Prudential Insurance
                        Ford Motor Company            Company of America
                                                      Prudential Plaza
                                                      c/o Allan D. Gilmour
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

William H. Gray III     President and CEO             The College Fund/UNCF
                                                      8260 Willow Oaks Corp. Drive
                                                      P.O. Box 10444
                                                      Fairfax, VA 22031-4511

Jon F. Hanson           Chairman                      Hampshire Management
                                                      Company
                                                      235 Moore Street, Suite 200
                                                      Hackensack, NJ 07601

Glen H. Hiner           Chairman and CEO              Owens Corning
                                                      One Owens Corning Parkway
                                                      Toledo, OH  43659

Constance J. Horner     Guest Scholar                 The Prudential Insurance   Company of America
                                                      Prudential Plaza
                                                      c/o  Constance J. Horner
                                                      751 Broad Street
                                                      Newark, NJ  07102-3777

Gaynor N. Kelley        Former Chairman and CEO       The Prudential Insurance
                                                      Company of America
                                                      Prudential Plaza
                                                      c/o Gaynor N. Kelley
                                                      751 Broad Street
                                                      Newark, NJ  07102-3777

Burton G. Malkiel       Professor                     Princeton University
                                                      Dept. Of Economics
                                                      110 Fisher Hall
                                                      Prospect Avenue
                                                      Princeton, NJ 08544-1021



SEC 1745 (2/92)

CUSIP NO. 862221


Name                    Principal Occupation Title    Address
----                    --------------------------    -------
Arthur F. Ryan          Chairman, CEO and             The Prudential Insurance
                        President                     Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

Ida F.S. Schmertz       Principal                     The Prudential Insurance
                                                      Company of America
                                                      Prudential Plaza
                                                      c/o Ida F.S. Schmertz
                                                      751 Broad Street
                                                      Newark, NJ  07102-3777

Charles R. Sitter       Former President              Exxon Corporation
                                                      5959 Las Colinas Blvd.
                                                      Irving, TX  75039

Donald L. Staheli       Former Chairman and CEO       Continental Grain Company
                                                      39 Locust Street
                                                      Suite 204
                                                      New Canaan, CT  06840

Richard M. Thomson      Former Chairman and CEO       The Toronto-Dominion Bank
                                                      P.O. Box 1
                                                      Toronto-Dominion Centre
                                                      Toronto, Ontario
                                                      Canada M5K 1A2

James A. Unruh          Former Chairman and CEO       The Prudential Insurance   Company of America
                                                      Prudential Plaza
                                                      c/o James A. Unruh
                                                      751 Broad Street
                                                      Newark, NJ  07102-3777

P. Roy Vagelos          Former Chairman and CEO       Merck & Co., Inc.
                                                      One Crossroads Drive
                                                      Building A, 3rd Floor
                                                      Bedminster, NJ 07921


SEC 1745 (2/92)

CUSIP NO. 862221


Name                    Principal Occupation Title    Address
----                    --------------------------    -------
Stanley C. Van Ness     Partner                       Herbert, Van Ness, Cayci &
                                                      Goodell
                                                      22 Chambers Street
                                                      Princeton, NJ  08542

Paul A. Volcker         Former Chairman and CEO       Wolfensohn & Co., Inc.
                                                      610 Fifth Avenue
                                                      Suite 420
                                                      New York, NY  10020

Joseph H. Williams      Director                      The Williams Companies, Inc.
                                                      One Williams Center
                                                      Tulsa, OK 74172
EXECUTIVE OFFICERS
----------------------

Arthur F. Ryan          Chairman of the Board,        The Prudential Insurance
                        Chief                         Company of America
                        Executive Officer             Prudential Plaza
                        and President                 751 Broad Street
                                                      Newark, NJ  07102-3777

E. Michael Caulfield    Chief Executive Officer,      The Prudential Insurance
                        Money Management              Company of America
                        Group                         Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ  07102-3777

Michele S. Darling      Executive Vice President,     The Prudential Insurance
                        Human Resources               Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ  07102-3777

Robert C. Golden        Executive Vice President,     The Prudential Insurance
                        Corporate Operations and      Company of America
                        Systems                       Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ  07102-3777



SEC 1745 (2/92)

CUSIP NO. 862221



Name                    Principal Occupation Title    Address
----                    --------------------------    -------
Mark B. Grier           Executive Vice President,     The Prudential Insurance
                        Financial Management          Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

Rodger A. Lawson        Executive Vice President,     The Prudential Insurance
                        Marketing and Planning        Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

John V. Scicutella      Chief Executive Officer,      The Prudential Insurance
                        Individual Insurance Group    Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

John Strangfeld         Executive Vice President,     The Prudential Insurance
                        Corporate Operations and      Company of America
                        Systems                       Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777



SEC 1745 (2/92)